Schedule 13 G	PAGE 1 of 12

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2

(Amendment No.1 )*

VisionChina Media, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

92833U1034

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13 G	PAGE 2 of 12

Explanatory Note

This Amendment No. 1 to Schedule 13G (this “Amended Schedule”) is being filed by the Reporting Persons identified herein to correct an error on the cover page of the original Schedule 13G filed on February 14, 2008 (the “February 14 Schedule”). The February 14 Schedule incorrectly designated “Rule 13d-1(c)” as the rule pursuant to which the February 14 Schedule was filed, rather than “Rule 13d-1(d).” This Amended Schedule correctly identifies “Rule 13d-1(d)” as the rule pursuant to which this Amended Schedule is filed. This Amended Schedule also deletes the certification stated under Item 10 in the February 14 Schedule since this certification is not required in a filing pursuant to Rule 13d-1(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, the Reporting Persons have updated the beneficial ownership information in this Amended Schedule through August 29, 2008, although there have been no transactions in the subject class of securities by the Reporting Persons that would have required the filing of an amendment pursuant to Rule 13d-1(c) or Rule 13d-1(d) of the Exchange Act.”

Schedule 13 G	PAGE 3 of 12
CUSIP No. 92833U1034

(1)	NAME OF REPORTING PERSON OZ Management LP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 12,684,310
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 12,684,310
(8) SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,684,310
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
(12)	TYPE OF REPORTING PERSON IA

Schedule 13 G	PAGE 4 of 12
CUSIP No. 92833U1034

(1)	NAME OF REPORTING PERSON Och-Ziff Holding Corporation
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 12,684,310
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 12,684,310
(8) SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,684,310
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.7%
(12)	TYPE OF REPORTING PERSON CO

Schedule 13 G	PAGE 5 of 12
CUSIP No. 92833U1034

(1)	NAME OF REPORTING PERSON Och-Ziff Capital Management Group LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 13,219,708
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 13,219,708
(8) SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,219,708
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%
(12)	TYPE OF REPORTING PERSON HC

Schedule 13 G	PAGE 6 of 12
CUSIP No. 92833U1034

(1)	NAME OF REPORTING PERSON Daniel S. Och
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 13,219,708
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 13,219,708
(8) SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,219,708
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.4%
(12)	TYPE OF REPORTING PERSON IN

Schedule 13 G	PAGE 7 of 12
CUSIP No. 92833U1034

(1)	NAME OF REPORTING PERSON OZ Master Fund, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 6,287,293
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 6,287,293
(8) SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,287,293
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
(12)	TYPE OF REPORTING PERSON CO

Schedule 13 G	PAGE 8 of 12
CUSIP No. 92833U1034

(1)	NAME OF REPORTING PERSON OZ Asia Master Fund, Ltd.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 6,397,017
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 6,397,017
(8) SHARED DISPOSITIVE POWER 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,397,017
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.9%
(12)	TYPE OF REPORTING PERSON CO

Schedule 13 G	PAGE 9 of 12
CUSIP No. 92833U1034

ITEM 1	(a).	NAME OF ISSUER:

VisionChina Media Inc.

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

1/F Block No.7 Champs Elysees, Nongyuan Road, Futian District, Shenzen, 518040, China

ITEMS 2(a), 2(b) and 2(c). NAME OF PERSON FILING, ADDRESS OF PRINCIPAL BUSINESS OFFICE AND CITIZENSHIP:

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

		(i)	OZ Management LP (“OZ”), a Delaware limited partnership, with respect to the Shares reported in this Schedule 13G held by certain investment funds and discretionary accounts managed by OZ (the “Accounts”).

		(ii)	Och-Ziff Holding Corporation (“OZHC”), a Delaware corporation, which serves as the general partner of OZ, with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

		(iii)	Och-Ziff Capital Management Group LLC(“OZM”), a Delaware limited liability company, is a holding company, which is the sole shareholder of OZHC and Och-Ziff Holding LLC, a Delaware limited liability company, which serves as the general partner of another investment fund with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

		(iv)	Daniel S. Och, who is the Chief Executive Officer of OZHC and the Chief Executive Officer and Executive Managing Director of Och-Ziff Capital Management Group LLC, with respect to the Shares reported in this Schedule 13G managed by OZ and held by the Accounts.

		(v)	OZ Master Fund, Ltd. (“OZMD”), a Cayman Islands company, with respect to shares owned by it.

		(vi)	OZ Asia Master Fund, Ltd. (“OZAS”), a Cayman Islands company, with respect to shares owned by it.

The citizenship of OZ, OZHC, OZM, OZMD, and OZAS is set forth above. Daniel S. Och is a United States citizen.

The address of the principal business office of each of the Reporting Persons except OZMD and OZAS is 9 West 57th Street, 39th Floor, New York, NY 10019. The address of the principal business office of OZMD and OZAS is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Suite 3307, Gardenia Court, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.01 par value.

ITEM 2	(e).	CUSIP NUMBER:

92833U103

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1 (b) or 240.13d-2 (b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3 (a) (6) of the Act;

	(c)	☐	Insurance Company as defined in Section 3 (a) (19) of the Act;

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940: see Rule 13d-1 (b) (1) (ii) (E);

	(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1 (b) (1) (ii) (F);

	(g)	☐	Parent Holding Company, in accordance with Rule 13d-1 (b) (ii) (G);

	(h)	☐	Savings Associations as defined in Section 3 (b) of the Federal Deposit Insurance Act;

	(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3 (c) (14) of the Investment Company Act of 1940;

	(j)	☐	Group, in accordance with Rule 13d-1 (b) (1) (ii) (J).

IF THIS STATEMENT IS FILED PURSUANT TO Rule 13d-1(c), CHECK THIS BOX. ☐

Schedule 13 G	PAGE 10 of 12

CUSIP No. 92833U1034

ITEM 4.	OWNERSHIP.

OZ serves as principal investment manager to a number of investment funds and discretionary accounts with respect to which it has voting and dispositive authority over the Shares reported in this Schedule 13G, including such an account for OZMD and OZAS. OZHC serves as the general partner of OZ. As such, it may be deemed to control OZ and therefore may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. OZM is the sole shareholder of OZHC and Och-Ziff Holding LLC, as such it may be deemed to be the beneficial owner of the Shares reported in this Schedule 13G. Mr. Daniel S. Och is the Chief Executive Officer and Executive Managing Director of OZM. As such, he may be deemed to control such entity and therefore be deemed to be the beneficial owner of the Shares reported in this Schedule 13G.

Each of the Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

A.	OZ

(a) Amount beneficially owned:

12,684,310

(b) Percent of class:

17.7%

(All percentages herein are based on 71,707,598 shares of Common Stock reported to be outstanding as reflected in Company’s Prospectus filed on August 15, 2008.)

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

12,684,310

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

12,684,310

(iv) shared power to dispose or to direct the disposition of

0

B.	OZHC

(a) Amount beneficially owned:

12,684,310

(b) Percent of class:

17.7%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

12,684,310

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

12,684,310

(iv) shared power to dispose or to direct the disposition of

0

C.	OZM

(a) Amount beneficially owned:

13,219,708

(b) Percent of class:

18.4%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

13,219,708

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

13,219,708

(iv) shared power to dispose or to direct the disposition of

0

D.	Daniel S. Och

(a) Amount beneficially owned:

13,219,708

(b) Percent of class:

18.4%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

13,219,708

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

13,219,708

(iv) shared power to dispose or to direct the disposition of

0

E.	OZMD

(a) Amount beneficially owned:

6,287,293

(b) Percent of class:

8.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

6,287,293

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

6,287,293

(iv) shared power to dispose or to direct the disposition of

0

F.	OZAS

(a) Amount beneficially owned:

6,397,017

(b) Percent of class:

8.9%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote

6,397,017

(ii) shared power to vote or to direct the vote

0

(iii) sole power to dispose or to direct the disposition of

6,397,017

(iv) shared power to dispose or to direct the disposition of

0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Item 4.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS. (if filing pursuant to Rule 13d-1(c))

Not applicable.

Schedule 13 G	PAGE 11 of 12

CUSIP No. 92833U1034

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: August 29, 2008	/s/ Daniel S. Och
OZ MANAGEMENT LP
By Och-Ziff Holding Corporation
its general partner;
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och
Och-Ziff Holding Corporation
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och
Och-Ziff Capital Management Group LLC
By Daniel S. Och
Chief Executive Officer and
Executive Managing Director

/s/ Daniel S. Och
Daniel S. Och

/s/ Daniel S. Och
OZ MASTER FUND, LTD.
By Daniel S. Och
Director

/s/ Daniel S. Och
OZ ASIA MASTER FUND, LTD.
By Daniel S. Och
Director

Schedule 13 G	PAGE 12 of 12

CUSIP No. 92833U1034

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: August 29, 2008	/s/ Daniel S. Och
OZ MANAGEMENT LP
By Och-Ziff Holding Corporation
its general partner;
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och
Och-Ziff Holding Corporation
By Daniel S. Och
Chief Executive Officer

/s/ Daniel S. Och
Och-Ziff Capital Management Group LLC
By Daniel S. Och
Chief Executive Officer and
Executive Managing Director

/s/ Daniel S. Och
Daniel S. Och

/s/ Daniel S. Och
OZ MASTER FUND, LTD.
By Daniel S. Och
Director

/s/ Daniel S. Och
OZ ASIA MASTER FUND, LTD.
By Daniel S. Och
Director